OPERATING AGREEMENT OF TALE OF NICKY NEWARK LLC

This Operating Agreement (the "Agreement") of Tale of Nicky Newark LLC, a New Jersey limited liability company, is made by and among Tale of Nicky Newark LLC ("Company") and Janine Laino and Kathleen McGrath (collectively, the "Managing Members" or individually, a "Managing Member").

1. **THE COMPANY, PURPOSE**.

1.1 Tale of Nicky Newark LLC is a Manager-managed limited liability company formed under and pursuant to the laws of the State of New Jersey. The Company's Certificate of Formation was filed with the New Jersey Department of the Treasury Division of Revenue and Enterprise Services on the 23rd day of October, 2018. Thereafter, on or about June 6, 2019, the Company filed a Certificate of Amendment with the New Jersey Division of Revenue & Enterprise Services pursuant to the New Jersey Limited Liability Company Act formally amending the name to "Tale of Nicky Newark LLC."

1.2 The Company was formed for the purpose of producing and marketing a feature motion picture named "The Tale of Nicky Newark" (the "Film" or "Picture") worldwide. Unless otherwise agreed to in writing by all of the parties hereto, the Company's business activities shall be limited to the development, management, production, and marketing of the Film and the exploitation of such other rights related thereto as owned or controlled by the Company.

1.3 The Managing Members (as defined below) agree that upon the formation of the Company on or about October 23, 2018, the Company, shall assume all of the rights and obligations of the Managing Members pursuant to any written agreements executed by them. The Managing Members further agree that all other rights acquired, or which may be acquired relating to the Film by them, and the benefit of all services rendered or to be rendered in connection therewith subject to Paragraph 15.1 shall belong to and be held in the name of the Company.

1.4 Without derogating from anything contained herein, all decisions with respect to the production of the Film shall be governed by the Managing Members (as hereinafter defined) and decisions by the Managing Members shall be decided by majority rule as determined in accord with the Managing Members' voting rights set forth in Paragraph 2.

2. THE MEMBERS OF THE COMPANY.
The members of the Company shall be the Managing and Non-Managing Members (collectively "Members"):

2.1 The Managing Members shall be: Janine Laino and Kathleen McGrath (collectively "Managing Members").

2.2 Membership Units. The Company is authorized to issue a total of 5,000 Membership Units consisting of two classes, including 3,000 Managing Membership Units and 2,000 Non-Managing Membership Units.

Ownership of Membership Units as of date of this Agreement:

Janine Laino	2,000 Units	Managing Membership Units
Kathleen McGrath	1,000 Units	Managing Membership Units
Authorized to sell	2,000 Units	Non-Managing Membership Units

2.3 Voting Rights. Non-Managing Members shall take no part whatsoever in the control, management, direction or operation of the Company's affairs and shall have no power to bind the Company. The Managing Members may from time to time seek advice from Non-Voting Members, but they need not accept such advice, and at all times the Managing Members shall have the exclusive right to control and manage the Company.

2.4 The Managing Members shall also be one of the producers of the Film.

2.5 The Non-Managing Members of the Company (the "Non- Managing Members") shall be all of the parties signing hereto as Non- Managing Members. A Managing Member may also be a Non-Managing Member upon the purchase of Units of the Company or the election by a Managing Member to convert monies into a capital contribution for which the Managing Member is entitled to reimbursement.

2.6 The Managing Members shall have the right to admit additional Managing Members and Non-Managing Members, and/or permit Non- Managing Members to increase their respective interests in the Company without obtaining the consent of any Non-Managing Member, until the Company has investments in the amount of the Total Capitalization. As set forth in Paragraph 5.3 and Paragraph 5.4, and subject to the restrictions therein, Non-Managing Members' interests may not be assigned nor any part thereof in the Company, without the written consent of the Managing Members, nor may there be substitutions of Non-Managing Members without the written consent of the Managing Members.

2.7 Producer's credit shall be given to the Managing Members and thereafter to any other Managing Members and/or such other person(s) or entity(ies) as the Managing Members may authorize.

2.8 Associate Producer's credit of the Film shall be given to such person(s) or entity(ies) as the Managing Members may authorize.

3. **NAME, OFFICE LOCATION**.

3.1 The Company shall be conducted under the name of "Tale of Nicky Newark LLC".

3.2 The location of the primary place of business of Tale of Nicky Newark LLC is: 121 Church St, Ramsey, NJ 07446 or such other location as shall be selected from time to time by the Managing Members.

3.3 The Company may change its registered office, its registered agent, or both, upon filing a statement with the New Jersey Secretary of State.

4. **ORGANIZATION, TERMINATION OF THE OFFERING, TERMINATION AND DISSOLUTION**.

4.1. The Company shall have all of the powers of a limited liability company set forth under the laws of the State of New Jersey. Tale of Nicky Newark LLC's term shall commence upon the filing of a Certificate of Formation and all other such necessary materials with the state of New Jersey.

4.2 The Company will operate until terminated as outlined in this Agreement unless:

i. The Managing Members vote to dissolve the Company;
ii. No Member of the Company exists, unless the business of the Company is continued in a manner permitted by New Jersey law;
iii. It becomes unlawful for either the Member or the Company to continue in business;
iv. A judicial decree is entered that dissolves the Company; or
v. Any other event results in the dissolution of the Company under federal or New Jersey law.

The Company shall terminate upon the occurrence of any of the following:

i. The Bankruptcy, death, insanity or resignation of an individual Managing Member and the dissolution, cessation of business or Bankruptcy of the corporate Managing Member, if any;
ii. A date fixed by the Managing Member after abandonment of all further Company activities; or
iii. Any other event causing the dissolution of the Company under the laws of the State of New Jersey.

Notwithstanding the foregoing, the Company shall not be dissolved upon the occurrence of the Bankruptcy, death, dissolution or withdrawal or adjudication of incompetence of a Managing Member if any of the remaining Persons constituting the Managing Member elects in writing within thirty (30) days after such an event to continue the business of the Company.

On the termination of the Company, the assets of the Company shall be liquidated by the Managing Members as liquidating trustee, as provided for in this Agreement.

4.3 The Company may, in its sole discretion, hold an offering to raise funds for the production of the Film. In the event of such an offering, the Company estimates that the aggregate capital contributions of the Non-Managing Members will be a minimum of two hundred and sixty thousand dollars ($260,000.00 U. S. Dollars) ("Minimum Capitalization") and, in the event the Managing Members elect, in their sole discretion, to continue to obtain additional capital contributions, up to an aggregate amount of five hundred thousand dollars ($500,000.00 U. S. Dollars) ("Total Capitalization"). The Managing Members shall terminate the Offering if Minimum Capitalization has not been raised by the deadline as determined by the terms in such Offering and by the Managing Members. Managing Members may elect to extend any such deadline in the event they deem it appropriate.

4.4 Dissolution of the Company shall be effective on the day on which the event occurs giving rise to the dissolution, but the Company shall not terminate until Articles of Dissolution shall be

filed in the State of *New Jersey,* and the assets of the Company shall have been distributed as provided herein. Notwithstanding the dissolution of the Company, prior to the termination of the Company the business of the Company shall continue to be governed by this Agreement.

5. **SUCCESSORS IN INTEREST, RESTRICTIONS ON TRANSFER**.

5.1 If a Non-Managing Members shall die, his/her executors or administrators, or if he shall become insane, his/her committee or other representative, shall have the same rights that said Non-Managing Members would have had if he had not died or become insane, and the share of such Non-Managing Members in the assets of the Company shall, until the termination of the Company, be subject to all of the terms and conditions of this Agreement as if such Non-Managing Members had not died or become insane. None of said executors or administrators, however, shall become a Non-Managing Members unless so agreed to in writing by the Managing Members, which it is not obligated to do.

5.2 If a Non-Managing Members shall have been adjudicated a bankrupt or insolvent, either voluntarily or involuntarily, the trustee or receiver thereof shall have the same rights that said Non-Managing Members would have had had he not been adjudicated bankrupt or insolvent, and the share of such Non- Managing Members in the assets of the Company shall be subject, until the termination of the Company, to all the terms and conditions of this Agreement, as if such Non-Managing Members had not been adjudicated bankrupt or insolvent. Such trustee or receiver, however, shall not become a Non- Managing Members unless so agreed to in writing by the Managing Members, which it is not obligated to do.

5.3 The Company shall not be bound by any assignment of all or any portion of the interest of by any Non-Managing Members unless the Managing Members consents thereto in writing. In addition, notwithstanding any such written consent by the Managing Members to any such assignment, no assignee of all or any portion of the interest of a Non-Managing Member shall have the right to become a substituted Non- Managing Member in place of his/her assignor unless the Managing Members consents thereto in writing. The Managing Members will not be obligated to give any consent to any such substitution, nor will they be obligated to consent to the assignment of all or any portion of the interest of a Non- Managing Member, and if consent is granted in one instance, it shall not operate to prevent the Managing Members from withholding consent to any other assignment or substitution.

5.4 The Managing Members' written consent is required before anyone can be substituted as a Member of the Company. Such consent may be withheld for any reason whatsoever.

6. **THE CAPITAL OF THE COMPANY**.

6.1 Each of the parties signatory hereto as a Non-Managing Members shall contribute to the capital of the Company, in the respective sum set forth opposite the party's signature below, payable upon delivery of this executed Agreement, completed and executed Subscription Agreement, and the Investor Questionnaire (if requested) to a Managing Member or to the Company but, as provided in Paragraph 13 below, shall be held in a special bank account in trust.

6.2 Capitalization of the Company, in the amount necessary for Total Capitalization or of such lesser amount as the Managing Members may elect, as set forth in Paragraph 4.3 above, but no less than the Minimum Capitalization shall comprise the “Original Capital” of the Company; Non-Managing Members shall contribute to the capitalization of the Company and their aggregate capital contributions shall comprise the Original Capital of the Company subject to:

a. the Managing Members right to add additional Non-Managing Members until Total Capitalization is reached as set forth in Paragraph 2.6 and subject to the restrictions of Paragraph 5.3 and Paragraph 5.4.

6.3 Upon Minimum Capitalization, the Managing Members may or may not use the capital contributions of the Non-Managing Members to commence the production activities, including but not limited to the payment of Production expenses, Other Expenses, advances and loans, and to establish the Reserve Fund, or any other cash reserve.

6.4 The Managing Members are not required to make any capital contributions to the Company’s Original Capital to receive the fifty percent (50%) of the Adjusted Net Profits allocated to the Managing Members as provided for in Paragraph 8 below. Notwithstanding the foregoing, the Managing Members may elect to contribute capital to the Company. Each contributing Managing Members will execute the Certificate of Limited Company of the Company solely as a Managing Members and shall otherwise, for purposes of be treated as a Non-Managing Members of the Company with respect to his/her entire interest therein; provided, however, that such Managing Members shall with respect to such contribution, be treated as a Non- Managing Members for purposes of Paragraph 7.2(d) below, as well as Paragraphs 8, 9, 10, and 11.

6.5 Upon Minimum Capitalization, at their sole discretion, the Managing Members may or may not commence the business of the Company and activities to produce the Film and may or may not use the capital contributions to pay Production Expenses, and/or Other Expenses.

6.6 Offers to subscribe to Limited Liability Company Interests are subject to acceptance by the Managing Members. As used in this Agreement: (i) the term "capital contributions” of Non-Managing Members shall mean the amounts which the Non-Managing Members shall have contributed as set forth opposite their signatures below; and (ii) the term "aggregate limited contributions" shall mean the aggregate of said contributions of the Non-Managing Members.

6.7 Any monies expended by the Managing Members prior to the contribution of the Original Capital for items which, if incurred by the Company, would constitute Production Expenses, or Other Expenses, as hereinafter defined, shall be deemed to be capital contributions by said Managing Member to the Original Capital, if said Managing Member elects not to have such monies reimbursed to it.

6.8 If the Managing Members believes that additional funds are necessary for the carrying on of Company affairs, they shall have the right, in its sole discretion, to advance or to cause to be advanced or to borrow in the Company's name the amount which it deems necessary, on such terms (including interest, with respect to loans or advances from parties other than the Managing Members) as it in its sole discretion shall determine. The money so advanced or caused to be

advanced or borrowed (including that advanced or loaned by the Managing Members) (herein referred to as "Advances and Loans"), together with interest payable to parties other than the Managing Members, shall be repaid before any of the capital contributions are repaid to any of the Non-Managing Members as set forth in Paragraph 7.2(b).

6.9 Without limiting the provisions of Paragraph 6.6 above and subject to the specific terms of Paragraph 8.3 and Paragraph 8.4, Managing Members have the right for any reason whatsoever to pay to individual investors, persons rendering services to the Company, persons furnishing Advances and Loans as set forth in Paragraph 6 above and any other party or parties, an additional participation in Adjusted Net Profits of the Company (as said term is defined in Paragraph 8 1(b) below), solely from the Managing Members' share of Adjusted Net Profits of the Company.

6.10 Notwithstanding anything contained herein, the Managing Members may in their discretion accept non-equity capital contributions and/or funding in the form of cash payments or goods or services rendered from sponsors, which would have the effect of reducing the amount of capitalization of the Company to possibly below the Minimum Capitalization.

6.11 The Company may accept as capital contributions cash, property, or services rendered or promissory notes or other obligation to contribute cash or property or to render services and in the form of bonds or guarantees as may be required by the Screen Actors Guild, and other unions or organizations. Non- Managing Members who contribute guarantees or bonds will receive the Limited Liability Company Interest allocable to the amount of bonds or guarantees contributed. Furthermore, as set forth by Paragraph 7.2, such Non-Managing Members shall have the right to be reimbursed in full prior to the return of capital contributions to other Non-Managing Members as the bonds or guarantees will be deemed a Production Expense under Paragraph 7.1. The security instruments underlying such bonds or guarantees will be returned to the contributors only after the Company has sufficient Gross Receipts to make payment in the amount of the bond or guaranty. Gross Receipts will be paid to the union to release such bond or guaranty prior to the payments to the Non- Managing Members for the return of capital contribution or payment of Adjusted Net Profits (as said term is defined in Paragraph 8 1(b)).

7. **DISTRIBUTION OF COMPANY RECEIPTS PRIOR TO RECOUPMENT OF ORIGINAL CAPITAL.**

7.1 For the purposes of this Agreement, the following terms shall have the below meanings:

7.1(a) The term "Gross Receipts" shall be deemed to mean all sums derived by and belonging to the Company from any and all sources, including, without limitation, (i) Box office returns, (ii) from distribution of domestic and international rights of the Film, (iii) sales of physical or digital format of the Film, (iv) from the disposition of its physical assets acquired with funds of the Company, and(v) interest, if any, on the aforesaid sums.

7.1(b) The term "Production Expenses" shall be deemed to mean the total expenses, charges and disbursements of whatever kind incurred by the Company in connection with the production of the Film by the Company including without limitation, fees, advances and/or other compensation

of the director, designers, cast, producers, crew, post production, cost of sets, locations, marketing, props, costumes, properties, furnishings, electrical and sound equipment, rentals, bonds and guarantees, insurance premiums, cash deposits with Screen Actors Guild or other similar organizations to which such deposits may be required to be made, rehearsal salaries, charges and expenses, transportation charges, office facilities furnished by the Managing Members, legal and auditing expenses, advance publicity, preliminary advertising, taxes of whatsoever kind or nature other than income taxes of any of the individual Partners; expenses for replacement or substitution of any of the foregoing personnel and items; and any and all other expenses customarily included in the term "Production Expenses" in the Film industry. The Managing Members have heretofore incurred or paid, and may hereafter continue to incur or pay, certain pre- production or production expenses and the Managing Members may either elect to be reimbursed as provided in Paragraph 15 for the expenses so paid by it individually, or to cause the amount of such Production Expenses to be converted into a capital contribution in the Company computed as set forth in Paragraph 6.

7.1(c) The term "Other Expenses" shall be deemed to mean all expenses of whatsoever kind or nature, other than those referred to in Paragraphs 7.1(b) above incurred in or in connection with or by reason of the operation of the business of the Company, including, without limitation, commissions paid to agents, deferments, distribution fees, sales agent commissions, monies paid or payable in connection with claims for plagiarism, libel, negligence, and other claims of a similar or dissimilar nature, and taxes of whatsoever kind or nature (other than income taxes of the individual Partners).

7.2 Gross Receipts shall be applied as follows and in the following order of priority:

7.2(a) First, to the payment of the Production Expenses (exclusive of bonds, deposits, and other recoverables), and Other Expenses, in the order and on the basis as the Managing Members in their sole discretion shall determine;

7.2(b) Second, to the repayment of any Advances and or Loans to the Company, plus any interest thereon;

7.2(c) third, until such time as an aggregate amount equal to 115% of the Original Capital has been distributed to the Non- Managing Members (“Recoupment”), which amount shall be repaid at least semi-annually with a statement of operation to each Non-Managing Members pro rata in the same proportion as his/her Units bear to the aggregate Non- Managing Membership Units;

7.2(d) fourth, after Recoupment, such remaining Gross Receipts, if any, shall be deemed “Adjusted Net Profits” and shall be distributed pursuant to Paragraph 8.

8. **DISTRIBUTION OF COMPANY RECEIPTS AFTER RECOUPMENT**. Following

Recoupment, Adjusted Net Profits, if any, shall be distributed as follows:

8.1 An amount equal to fifty percent (50%) of Adjusted Net Profits shall be divided among the Non-Managing Members with each Non-Managing Members receiving that portion thereof as

his/her Units bear to the aggregate Non-Managing Membership Units; and an amount equal to fifty percent (50%) of the Adjusted Net Profits shall be paid to the Managing Members with each Managing Member receiving that portion thereof proportionate to his/her Units in the Company.

8.5 In the event there are any inconsistencies between the provisions of this Paragraph and the provisions of Paragraph 11 hereof (Taxes), said latter provisions shall prevail.

8.6 By executing this Agreement, the Non-Managing Members agree that no representation has been made that any distribution of Gross Receipts will be made or, if made, will be continued for any period of time whatsoever, and that the Non- Managing Members have not relied upon the ability of the Company to make any such distributions in entering into this Agreement.

9. **LOSSES, LIMITED LIABILITY OF MEMBERS**. Losses of the Company shall be deemed “Adjusted Net Loss” and shall be borne as follows:

9.1 Until Adjusted Net Profits of the Company shall have been earned, losses suffered and incurred by the Company, up to but not exceeding the amount of the Original Capital shall be borne entirely by the Non-Managing Members in proportion to their Units in the Company.

After Adjusted Net Profits of the Company shall have been earned, then, to the extent of such Adjusted Net Profits of the Company, the Managing Members and Non-Managing Members shall share such Adjusted Net losses pro rata in the same percentages as they are entitled to share in Adjusted Net Profits of the Company pursuant to the provisions of Paragraph 8.1.

9.2 No Member of the Company shall be personally liable for any debts, obligations or losses of the Company in any event, except to the extent of the capital contribution of said Non-Managing Members hereunder and share of undistributed Adjusted Net Profits. The provisions of this Paragraph 9 shall not affect the obligations of the Members set forth in Paragraph 10 to return capital contributions or Adjusted Net Profits of the Company theretofore paid to them.

9.3 In the event there is any inconsistency between the provisions of this subparagraph and the provisions of Paragraph 11, then Paragraph 11 shall prevail.

10. **ABOUT DISTRIBUTIONS**.

10.1 Payments to Members pursuant to Paragraphs 7.2(d) and Paragraphs 8.1 above shall be made no less than on a semi-annual basis. In the sole discretion of the Managing Members, reasonable reserves may be made for the payment of Company debts, liabilities, taxes, expenses and working capital generally, as noted above in Paragraph 7.2(b), before making any distribution to the Members.

10.2 Subject to the provisions of Paragraph 11, if, upon the termination of the Company, the amount thereof remaining shall be distributed as provided for in this Agreement.

10.3 If upon the termination of the Company, the aggregate capital contributions shall not have been fully repaid to the Non-Managing Members, such unpaid contributions shall be repaid upon

the termination of the Company, with interest, if any and subject to Paragraph 17.2, or as soon thereafter as the necessary cash is realized from the liquidation of its assets; but only, however, if at such time all of the debts, liabilities, taxes and contingent liabilities of the Company shall have been fully paid or provided for. In the event the available cash for the repayment of said capital contributions is not sufficient to pay same in full, each Non-Managing Members shall receive that proportion of the available cash as the amount of his/her contribution bears to the aggregate limited contributions.

10.4 Upon the permanent closing of the Company and the abandonment of further intention of producing the Film, or upon the termination of the term of the Company pursuant to any of the other provisions of this Agreement, the assets of the Company shall be liquidated by the Managing Members, or the remaining Managing Members(s), as liquidating trustee(s), and the cash proceeds shall be applied as follows and in the following order of priority:

10.4(a) To the payment of all debts, taxes, obligations and liabilities of the Company, and the necessary expenses of liquidation. Where there is a contingent debt, obligation or liability, a reserve shall be set up to meet same, and if and when said contingency shall cease to exist, the remaining monies, if any, in said reserve shall be distributed as herein provided for in this Paragraph 10.

10.5 In liquidating the assets of the Company, all physical assets of a saleable value shall be sold at public or private sale, as the Managing Members deems advisable, at such price and terms as the Managing Members, in good faith, deem fair and equitable. Only physical assets need be sold. However, if, the Managing Members deem it advisable to sell the Company's rights under its various contracts, then if at least sixty percent (60%) in financial interests of the Non-Managing Members so agree, the Managing Members shall have the right to sell the Company's said rights to any party or parties it desires, at such prices as the Managing Members, in good faith, deem fair and equitable. No value shall be placed for any purpose upon the Company's name or the right to its use, or upon the goodwill of the Company or its business. Upon termination or dissolution of the Company, neither the Company's name, nor the right to its use, nor the goodwill of the Company, shall be considered as an asset of the Company.

10.6 The Managing Members shall have the right at any time or times they deem advisable, both during the term of the Company and after the term thereof when the assets of the Company are being liquidated, to sell or otherwise dispose of any or all of its production rights.

10.7 With respect to any disposition of the Company's assets, no Member of the Company or any Company, corporation or other firm in which they or any of them are in any way interested, may purchase any of the assets of the Company, unless the amount paid therefore is fair and reasonable.

10.8 A Member who receives a wrongful distribution shall remain liable to the Company for the amount of the distribution until three years after the date of discovery of the wrongful distribution.

10.9 Notwithstanding anything to the contrary contained in this Paragraph, if, at any time after the Company's right to present the Film shall have terminated, the Managing Members determine in good faith that the Company's share of income from any or all of the rights in the Film theretofore disposed of and thereafter to be disposed of will amount to less than the cost to the Company of distributing such income to the Managing Members and/or Non-Managing Members entitled thereto, and paying accounting fees for the preparation of necessary statements, tax returns and information returns, the Managing Members shall have the right (but not the obligation) to sell to a third party or parties (including any Managing Member and/or Non- Managing Members) for such sum it determines in good faith to be fair and reasonable, the Company's right to receive its share of said income. Said sale may be made for the Company's share of all or some of subsidiary rights and other rights income, for a specified number of years, or forever, all as the Managing Members may determine in good faith. The net monies collected on such sale shall be included in Gross Receipts. Net monies shall be the gross amount collected, less expenses incurred in connection with such sale and accounting fees in preparing statements, tax returns, etc.

11. **TAXES**.

11.1 Anything herein to the contrary notwithstanding, Members shall not rely on this document or any other oral or written statements concerning any tax questions involved in the investment in Units of the Company. Investor's tax circumstances vary considerably, and each Member should consult his or her tax or financial advisor for any advice as to the tax effects of this investment. Members will be furnished with financial reports or other documentation as may be required by, and prepared in accordance with, applicable laws and regulations. If the Company is so required under Internal Revenue Service ("IRS") provisions or regulations, it shall select a Managing Member to act as its "tax matters partner" in accordance with the applicable IRS provisions and regulations, who will fulfill this role by being the spokesperson for the Company in dealings with the IRS as required under the IRS Code and Regulations.

11.2 The Company has not filed with the Internal Revenue Service for treatment as a corporation. Instead, the Company will be taxed as a pass-through organization. The Managing Members may elect for the Company to be treated as a C-Corporation at any time.

11.3 Each of the Non-Managing Members does hereby permit the Managing Members to designate from among themselves a tax matters member of the Company (as such term is defined under the Code), and each of the Non- Managing Members does hereby agree that any action taken by the tax matters member so designated in connection with audits of the Company under the Code will be binding upon the Non-Managing Members. Each of the Non-Managing Members further agrees that he will not treat any Company item inconsistently on his/her individual income tax return with the treatment of said item on the Company return and that he will not independently act with respect to tax audits or tax litigation affecting the Company, unless previously authorized to do so in writing by the tax matters partner, which authorization may be withheld in the complete discretion of the tax matters partner.

11.4 If under any present or future regulations of the Internal Revenue Service, the Company has the right to make any election or elections, the Managing Members shall have the right to make on behalf of the Company such election or elections as they deem appropriate.

12. **INTENTIONALLY OMITTED**

13. **BANK ACCOUNT**.

The Managing Members shall open and maintain in the name of the Company a special bank account or accounts designated as the "Tale of Nicky Newark LLC Account" in which shall be deposited all of the capital contribution to the Company and all of the Gross Receipts, and no other funds. Subject to anything contained herein, all monies received from this Offering and the sale of Limited Liability Company Interests shall be held in this special bank account in trust until actually employed for pre-production or production purposes or until returned or distributed to the Non-Managing Members. In any event, the funds held in such account shall be used solely for the business of the Company.

14. **BOOKS AND RECORDS**.

14.1 At all times during the continuance of the Company, the Managing Members shall keep or cause to be kept full and faithful books of account in which shall be entered fully and accurately each transaction of the Company. Unless otherwise agreed to in writing by the Company and Non-Managing Members, all of the said books of account shall at all times be open to the inspection and examination by the Non- Managing Members, or their representatives, but such examinations cannot take place more frequently than once per year unless otherwise required by applicable law.

15. **CERTAIN RIGHTS & POWERS OF THE MANAGING MEMBERS**.

15.1 The Managing Members shall render services as are customarily and usually rendered by movie Producers and devote as much time thereto as they may deem necessary and manage and have complete control over all business affairs and decisions of the Company with respect to the production of the Film. Managing Members shall have the right to engage in other businesses;

15.2 The Managing Members shall have the right to amend this Agreement from time to time by a written Amendment signed by both Managing Members to correct or supplement any provision herein which may be inconsistent with any other provision herein, or to add any other provisions with respect to matters or questions arising under this Agreement which will not be inconsistent with the provision of this Agreement. The Managing Members may also file a Certificate of Amendment, Certificate of Correction, or any other certificate to effectuate the business of the Company in their sole discretion;

15.3 The Managing Members shall have the right to delegate the duties to other employees if appropriate and in accordance with the laws of the State of New Jersey;

15.4 Furthermore, the Managing Members may, in their sole discretion, co-produce the Film with any other entity and to enter into any agreement, in connection therewith, including Company agreements, distribution, licensing of, or joint ventures; provided that no such co-production or similar arrangement shall decrease or dilute the interests of the Non-Managing Members;

15.5 The Managing Members may be reimbursed from funds authorized to be used prior to the Company's receipt of the Original Capital and from the Company after its receipt of the Original Capital. If the Managing Members elects not to be reimbursed for such funds such un-reimbursed funds shall be deemed the equivalent of a cash contribution to the capital of the Company, and the Managing Members shall become a Non-Managing Members to the extent of such un-reimbursed funds as set forth in Paragraph 6;

15.6 Notwithstanding anything to the contrary contained herein, this Agreement may be amended at any time by the Managing Members upon notice to the Non-Managing Members, except that this Agreement may not be amended without the consent of at least a majority of the Members who would be adversely affected by an amendment that:
(i) modifies the limited liability of a Member;
(ii) alters the interests of the Members in the allocation of profits or losses or in distributions from the Company subject to the addition of Members prior to Total Capitalization of the Company as set forth in Paragraph 2.4; or
(iii) affects the status of the Company for federal income tax purposes.

15.7 In addition, the powers of the Managers (by way of illustration) shall include, but shall not be limited to, the right and power to:

(a) Perform any and all acts necessary to pay any and all organizational expenses incurred in the operation of the Company, production and marketing of the Film, in raising additional capital, including, without limitation, reasonable brokers' and underwriters' commissions, legal and accounting fees, license and franchise fees; and compromise, arbitrate or otherwise adjust claims in favor of or against the Company and to commence or defend against litigation with respect to the Company or any assets of the Company as deemed advisable, all or any of the above matters being at the expense of the Company; and to execute, acknowledge and deliver any and all instruments to effect any and all of the foregoing.

(b) Purchase goods or services from any corporation or other form of business enterprise, including management services at the usual and customary rates prevailing in the management industry from time to time for similar services.

(c) Authorize or approve all actions with respect to distribution of funds and assets in kind of the Company; acquire, secure or dispose of investments, including, without limitation, selling and otherwise disposing of assets of the Company, borrowing funds, executing contracts, bonds, guarantees, notes, security agreements, mortgages and all other instruments to effect the purposes of this Agreement; and execute any and all other instruments and perform any acts determined to be necessary or advisable to carry out the intentions and purposes of the Company.

(d) Establish Company offices at such other places as may be appropriate, hire Company employees and consultants, professionals, engage counsel and otherwise arrange for the facilities and personnel necessary to carry out the purposes and business of the Company, the cost and expense thereof and incidental thereto to be borne by the Company.

16. **CONDUCT OF THE COMPANY**.

16.1 The Non-Managing Members shall have no rights to participate in the conduct or control of the business or affairs of the Company; such participation and control of the business or affairs of the Company being vested exclusively in the Managing Members. A Non-Managing Member shall not be deemed to have taken part in the participation or control of the business or affairs of the Company for any acts that the Managing Members authorizes the Non-Managing Member to undertake at the Company's behest. The Non-Managing Members shall have no right to participate in the selection, replacement, or removal of the Managing Members.

16.2 The Managing Members shall exercise all rights and privileges and shall have all the powers ordinarily had by Managing Members of a Limited Liability Company including, but not limited to, those powers granted in the Revised Uniform Limited Liability Company Act (N.J. Stat. 42:2C-1 et. seq.) as may be amended from time to time and any successor legislation (the "Act").

16.3 It is agreed that the Managing Members shall not be responsible to the Company or to the Non-Managing Members for any loss or liability resulting from:

16.3(a) Any of the Managing Members' acts or omissions, provided they acted without gross negligence and in good faith, or

16.3(b) The inability to render services as Managing Members for reasons beyond their control, but in such event any monies paid to any other party for fulfilling its duties as Managing Members shall be paid out of its share as Managing Members.

16.4 (a) A Manager shall not be liable to the Company or to any Member for any loss or damage sustained by the Company or any Member, unless the loss or damage shall have been the result of fraud, deceit, gross negligence, reckless or intentional misconduct, or a knowing violation of law by such Manager. A Manager shall perform his or her managerial duties in good faith, in a manner he or she reasonably believes to be in the best interests of the Company and its Members, and with such care, including reasonable inquiry, as an ordinarily prudent person in a like position would use under similar circumstances. If a Manager so performs the duties of Manager, he or she shall not have any liability by reason of being or having been a Manager of the Company. In performing his or her duties, a Manager shall be entitled to rely on information, opinions, reports or statements, including but not limited to financial statements and other financial data, of the following persons or groups (by way of example and not for purposes of limitation), unless he or she has knowledge concerning the matter in question that would cause such reliance to be unwarranted and provided that such Manager acts in good faith and after reasonable inquiry when the need therefor is indicated by the circumstances: (i) one or more Officers of the Company whom the Manager reasonably believes to be reliable and competent in matters presented; (ii) third party accounting and/or collection companies; or (iii) any one or

more attorneys, independent accountants, or other persons as to matters which the Manager reasonably believes to be within such person's professional or expert competence.

(b) Except as hereinafter set forth, the Company (but not the Members personally whether they be Managing or Non- Managing Members) shall indemnify and hold harmless the Managing Members and its officers, directors, agents and employees, from any loss, liablity or damage incurred by it by reason of any acts performed or omitted by it for or on behalf of the Company to the fullest extent permitted by applicable law. The aforesaid exception is that said indemnity shall not apply to the Managing Members or its officers, directors, agents or employees, if it shall have acted in bad faith or shall have engaged in illegality, willful misconduct or gross negligence.

16.5 It is understood and agreed that each Managing Member and Non- Managing Member shall have the right, during the term of this Agreement, to be engaged or interested in other enterprises, including entertainment enterprises, whether or not such other enterprises shall be in competition with the Film, and each of it also has the right to render services to other parties.

17. **NO WITHDRAWAL; NO INTEREST ON CAPITAL; NO RIGHT TO COMPEL SALE**.

17.1 No Non-Managing Member shall have the right to withdraw any part of his/her capital contributions or receive any distributions with respect thereto.

17.2 The Company is not required to pay interest on the Original Capital or the Gross Receipts if the Managing Members elect not to deposit said funds in an interest-bearing account. It solely is at the discretion of the Managing Members to deposit capital contributions or the Gross Receipts of the Company in an interest-bearing account. If the Managing Members elect to deposit capital contributions or the Gross Receipts in an interest bearing account, and subject to an Non-Managing Member waiving the receipt of interest, then interest shall be paid in equal parts to the Non- Managing Members on the aggregate capital contributed to the Company and/or on the Gross Receipts of the Company upon the return of capital contributions if the Offer is terminated or the Company is terminated as set forth in Paragraph 22.2 and Paragraph 10.3, or upon the distribution of cash flow as set forth in Paragraph 12(a) and Paragraph 12(c). Nothing in this Paragraph shall negate Paragraph 22.1 and obligate the Company to pay interest on capital contributions that an Investor Non- Managing Member authorized in writing the use of prior to Minimum Capitalization as set for in Paragraph 22.1

17.3 No Non-Managing Member shall have the right to compel any sale or appraisal of the Company's assets or any sale of any deceased Non- Managing Member's interest in the Company, notwithstanding any provision of law to the contrary.

18. **INTENTIONALLY OMITTED**.

19. **NO BORROWING; CLOSING OF MEMBERS IN THE COMPANY**.
19.1 Managing Members or Non-Managing Members may borrow money from the Company.
19.2 After the closing of the Offering, no additional Managing Members or Investor Managing

Members may be admitted, or substituted for a then-existing Member, except to the extent specifically set forth in this Agreement.

20. **ADDITIONAL DOCUMENTS**.

20.1 At any time, upon the request of the Managing Members, each Non- Managing Members shall execute, acknowledge and swear to any certificate required by the laws of the State of New Jersey, any amendment to or cancellation thereof required by law, and any certificate or affidavit of fictitious firm name, trade name or the like (and any amendments or cancellations thereof) required by law. Each Non-Managing Members irrevocably makes, constitutes and appoints the Managing Members as his/her true and lawful attorney-in-fact in his/her name, place and stead, to make, execute, sign, acknowledge and file:

20.1(a) A Certificate of Limited Company, as required under the laws of the State of New Jersey;

20.1(b) Any amendment to the Certificate of Limited Company of the Company required by law or to reflect an amendment to this Agreement or to extend the term of the Company beyond 50 years from the date of formation of the Company;

20.1(c) Such other instruments as may be necessary or deemed desirable by said attorney-in-fact to effectuate the dissolution and/or termination of the Company, including but not limited to the Article of Dissolution filed with New Jersey Department of State

20.1(d) All such other instruments, documents and certificates which may from time to time be required (i) by the laws of the United States of America, the State of New Jersey or any other state in which the Company may determine to do business, or any political subdivision or agency thereof; (ii) to effectuate, implement and continue the valid and subsisting existence of the Company; (iii) to carry out and perfect any action pursuant to this Agreement.

20.2 Such attorney-in-fact shall not, however, have any rights, power or authority to amend or modify this Agreement when acting in such capacity, except to extend the term of the Company beyond 50 years from the date of formation of the Company. This power of attorney is coupled with an interest and shall continue in full force and effect notwithstanding the subsequent death, incapacity, bankruptcy or dissolution of any Non-Managing Members. The aforesaid power of attorney shall not derogate from the power of attorney set forth in the Subscription Agreement.

21. **RETURN OF CONTRIBUTIONS**.

Unless agreed to in writing by all of the Members, the Non- Managing Members shall have no right to demand and receive property other than cash in return for their capital contributions.

22. **USE OF CONTRIBUTIONS PRIOR TO MINIMUM CAPITALIZATION**.

22.1 The Managing Members may make no use prior to Minimum Capitalization of any capital contribution by any Non-Managing Member unless the Non-Managing Member authorizes in writing that prior to Minimum Capitalization, a portion of all of his/her capital contributions may

be used for the business of the Company, including pre-production and Production Expenses, and production purposes.

22.2 Subject to the foregoing, all contributions will be returned in full if the Minimum Capitalization of the Company shall not have been raised by the date on which the Producer's production rights expire.

23. **REPRESENTATIONS AND WARRANTIES**.

23.1 Each Non-Managing Member hereby acknowledges and understands that the offering contemplated and transaction with such Non-Managing Member is not registered under the Securities Act of 1933 and any "Blue Sky" law or regulation, and that the Managing Members are relying on the following representations and warranties of each such Non-Managing Members that:

23.1(a) The Non-Managing Member is a bona fide resident of the state set forth on the signature page hereof and is legally empowered to enter into binding contracts pursuant to the laws of such state.

23.1(b) The Non-Managing Member has full right, power and authority to execute and deliver this Agreement and to perform each of such Non-Managing Members' obligations hereunder.

23.1(c) This Agreement has been duly executed and delivered by or on behalf of such Non-Managing Member and constitutes the valid and binding obligation of such Non-Managing Member enforceable in accordance with its terms.

23.1(d) The Non-Managing Member is not subject to any restriction or agreement which prohibits or would be violated by the execution and delivery hereof or the consummation of the transactions contemplated herein or pursuant to which the consent of any third person, firm or corporation is required in order to give effect to the transaction contemplated herein.

23.1(e) The Non-Managing Member has carefully read and understands this Agreement, the Investor Agreement and the Subscription Agreement and understands that (i) the Managing Members may abandon the production at any time for any reason whatsoever; (ii) the Limited Liability Company Interests are speculative investments which involve a high degree of risk of loss, and that purchasers of such interests may well lose all or a substantial part of its investment; and (iii) there are substantial restrictions on the transferability of, and there is no public market for (and none will likely develop), the interests in the Company, and accordingly, it may not be possible for the Non-Managing Members to liquidate his/her interests or for the Company to liquidate its assets in case of emergency or otherwise.

23.1(f) The Non-Managing Member confirms that, in making his/her investment decision, the Non-Managing Member has relied solely upon independent investigations made by the Non-Managing Member or his/her representative(s), including his/her own professional tax, legal, financial and other advisors, and understands that the tax consequences to the Non-Managing Member of investment in the Company will depend in part on its individual circumstances.

23.1(g) The Non-Managing Member is acquiring Limited Liability Company Interests in good faith solely for his/her own personal account, for investment purposes only, and not with a view to or for the resale, or the distribution, subdivision or fractionalization thereof.

23.1(h) The Non-Managing Member acknowledges that the Managing Members have offered the Non-Managing Members access to all available information concerning the Company and that any requests for such information have been fully complied with by the Managing Members.

23.1(i) The Non-Managing Member will suffer no material adverse change in its financial condition if the Non-Managing Member loses his/her entire investment or a portion thereof in the Company.

23.2(j) The Non-Managing Member acknowledges that foregoing representations and warranties and undertakings are made by each Non-Managing Member with the intent that they be relied on by the Managing Members in determining the Non-Managing Member's suitability as a Non-Managing Member.

24. **MISCELLANEOUS**.

24.1 This instrument shall be the complete and binding agreement among the parties hereto, regardless of anything to the contrary contained in the Certificate of Limited Company to be recorded. Each Non-Managing Member represents, covenants and agrees that he/she has not been induced to enter into this Agreement by any warranties, guarantees, promises, statements or representations, whether express or implied, except those that are expressly and specifically set forth herein, and that the Managing Members shall not be bound or liable in any manner by express or implied warranties, guarantees, promises, statements or representations pertaining hereto, except as are expressly and specifically set forth herein.

24.2 Except as otherwise provided for herein, this Agreement may not be modified or amended except by agreement in writing signed by the parties hereto.

24.3 Any matter not specifically covered by a provision of this Agreement shall be governed by the applicable provisions of New Jersey law.

24.2 Subject to the conditions and restrictions set forth in Paragraph 5, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and its respective heirs, administrators, executors, distributees, successors and assigns.

24.3 All pronouns and any variation thereof in the Agreement shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons, entity or entities may require.

24.4 In any case where the consent of a stated portion in interest of the Non- Managing Member must be determined, each Non-Managing Member's Limited Liability Company Interest shall be equal to the percentage that such Non- Managing Member's contribution represents of the aggregate contributions of all the Non-Managing Members.

24.5 This Agreement and the rights and liabilities of the parties hereunder shall be governed by and determined in accordance with the laws of the State of New Jersey. Each member hereby consents to the exclusive jurisdiction of the state and federal courts sitting in New Jersey in any action on a claim arising out of, under or in connection with this Agreement or the transactions contemplated by this Agreement. Each member further agrees that personal jurisdiction over him or her may be effected by service of process by registered or certified mail addressed as provided in this Agreement, and that when so made, shall be as if served upon him or her personally within the State of New Jersey.

24.6 If any provision of this Agreement shall be deemed invalid or unenforceable by a court of competent jurisdiction, such invalidity or unenforceability shall not affect the other provisions of this Agreement, which shall remain in full force and effect.

24.7 Non-Managing Member agrees that any claim or dispute he or she has with the Company shall be conducted only on an individual basis and not in a class, collective or representative action or as a named or unnamed member in a class, collective, consolidated or private attorney general action, unless both Investor and Company specifically agree to do so in a writing signed by both parties.

24.8 In the event of a breach of this Agreement, Non-Managing Member's remedies shall be limited solely to an action at law for monetary damages actually suffered, if any, but in no event shall said damages be greater than the amount of his/her/its contribution/investment. Non-Managing Member agrees that any recourse, action or claims he/she/it shall make shall only extend to the Company and not to its members, managers, partners, or owners.

24.9 The unsuccessful party in any dispute, claim, proceeding, action or litigation under this Agreement shall reimburse the successful party for the cost of all reasonable fees, costs, and expenses, including without limitation, reasonable attorneys' fees, costs and disbursements which it incurs as a result of the same.

24.10 In no event shall Non-Managing Member be entitled to: (a) seek to or obtain injunctive or other equitable relief in connection herewith or with the Film (or any rights therein, thereto, or in connection therewith) or any rights granted or agreed to be granted herein, or (b) restrain or otherwise interfere with the development, production, exhibition, promotion, distribution, advertising, and/or other exploitation of the Film, any rights therein, thereto, and/or in connection therewith, or any rights granted or agreed to be granted herein. The Non-Managing Member irrevocably waives any right to equitable or injunctive relief. This representation is a material inducement for Company entering into this Agreement with Non-Managing Member.

25. **NO THIRD-PARTY BENEFICIARIES**.
This Agreement is intended for the exclusive benefit of the parties hereto and, except as otherwise expressly provided herein, shall not be for the benefit of, and shall not create any rights in, or be enforceable by, any other person or entity.

26. **NOTICES**.

26.1 Any notice to be given hereunder shall be sent by registered or certified mail, return receipt requested, or telegraph or cable addressed to the parties at their respective mailing addresses given herein, or by delivering the same personally to the parties at the home/business addresses set forth herein.

26.2 Unless otherwise notified in writing sent by registered or certified mail, the mailing and home/business address of each party hereto that are set forth below his/her signature at the bottom hereof shall serve as the addresses on record for the Non-Managing Member. The mailing address of the Company is set forth in Paragraph 3.2.

27. **COUNTERPARTS**.

This Agreement may be executed in counterparts, all of which taken together shall be deemed one original. Each of the Managing Members agrees that one original of this Agreement (or set of original counterparts) shall be held at the office of the Company; that the Certificate of Limited Company and any amendments thereto, filed with the New Jersey Department of State and a duplicate original of said certificate shall be held at the office of the Company and that there shall be distributed to each Member a conformed executed copy of this Agreement.

IN WITNESS WHEREOF, the parties hereto have hereunto set its hands and seals as of the day and year first above written.

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April 13, 2021

MANAGING MEMBERS

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Janine Laino, Managing Member Tale of Nicky Newark LLC

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Kathleen McGrath, Managing Member Tale of Nicky Newark LLC